UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HELIX BIOPHARMA CORP.

(Name of issuer)

Common Shares, no par value

(Title of class of securities)

422910109

(CUSIP number)

March 14, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 422910109

(1)	Names of reporting persons Sylvester Cacek
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Poland
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 7,060,000
(6) Shared voting power 0
(7) Sole dispositive power 7,060,000
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 7,060,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.5%
(12)	Type of reporting person (see instructions) IN

Item 1(a). Name of Issuer

Helix BioPharma Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices

305 Industrial Parkway South, #3

Aurora, Ontario, Canada L4G 6X7

Item 2(a). Name of Persons Filing

Sylvester Cacek

Item 2(b). Address of Principal Business Office or, if none, Residence

Grubenstrasse 19

Oberaegeri, Switzerland, 615

Item 2(c). Citizenship

Poland

Item 2(d). Title of Class of Securities

Common Shares

Item 2(e). CUSIP Number

422910109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4(a). Amount Beneficially Owned

See Item 9 of the attached cover pages.

Item 4(b). Percent of class

See Item 11 of the attached cover page.

Item 4(c). Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of the attached cover pages.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2012

/s/ Sylvester Cacek
Sylvester Cacek